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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               Pure Biofuels Corp.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74621R104
                                 --------------
                                 (CUSIP Number)

                         Plainfield Asset Management LLC
                               55 Railroad Avenue
                               Greenwich, CT 06830
                           Attention: General Counsel
                            Telephone: (203) 302-1700

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 24, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO.: 74621R104                    13D

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Plainfield Special Situations Master Fund Limited
                 I.R.S. Identification No. 98-0451872
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                87,544,184 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                87,544,184 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  87,544,184 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                  CO, HC
------ -------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 75,894,184 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Plainfield Peru I LLC
                       I.R.S. Identification No.  26-0816482
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                87,544,184 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                87,544,184 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  87,544,184 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   57% (1)
------ -------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             OO
------ -------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 75,894,184 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Plainfield Peru II LLC
                       I.R.S. Identification No.  26-0816494
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                87,544,184 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                87,544,184 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  87,544,184 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                    OO
------ -------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 75,894,184 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Plainfield Asset Management LLC
                       I.R.S. Identification No.: 20-2332356
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                87,544,184 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                87,544,184 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   87,544,184 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   57% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                   IA, OO
------ -------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 75,894,184 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Max Holmes
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                87,544,184 shares (1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                87,544,184 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   87,544,184 shares (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                    IN
------ -------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 75,894,184 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

Item 1. Security and Issuer

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

          This Amendment No. 1 (this "Amendment") amends certain information in the statement on Schedule 13D (the "Initial Statement") filed on September 19, 2007 by the Reporting Persons (as defined below) relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of Pure Biofuels Corp. (the "Issuer"), which has its principal executive office at 9440 Little Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

Item 2. Identity and Background

ITEM 2 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

          (a)-(c); (f) This Amendment is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company ("Master Fund"); (ii) Plainfield Peru I LLC, a Delaware limited liability company ("Peru I"); (iii) Plainfield Peru II LLC, a Delaware limited liability company ("Peru II"); (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act.

          The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is incorporated by reference as an exhibit hereto and incorporated herein by reference.

          Set forth below is certain information relating to each of the Reporting Persons:

          (1) Plainfield Special Situations Master Fund Limited

          Master Fund is a Cayman Islands exempted company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

          (2) Plainfield Peru I LLC

          Peru I is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru I is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru I is Master Fund.

          (3) Plainfield Peru II LLC

          Peru II is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru II is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru II is Master Fund.

          (4) Plainfield Asset Management LLC

          Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The managing member and chief investment officer of Asset Management is Max Holmes. Asset Management disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

          (5) Max Holmes

          Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management. Max

Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

          (d); (e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

          The Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") dated as of September 12, 2007, with Peru I and Peru II. On January 24, 2008, the Issuer issued to Peru II warrants to purchase 122,605 shares of Common Stock at an exercise price of $0.01 and warrants to purchase 2,166,667 shares of Common Stock at an exercise price of $0.60 pursuant to the anti-dilution provisions contained in Section 3.6(m) of the Purchase Agreement. No additional consideration was paid for these warrants.

Item 4. Purpose of Transaction

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

          On January 24, 2008, the Issuer issued to Peru II warrants to purchase 122,605 shares of Common Stock at an exercise price of $0.01 and warrants to purchase 2,166,667 shares of Common Stock at an exercise price of $0.60 pursuant to the anti-dilution provisions contained in Section 3.6(m) of the Purchase Agreement.

          Master Fund has held discussions with members of the Issuer's management regarding providing additional financing to the Issuer. Such financing may consist of the purchase of additional securities and/or making additional loans under the Issuer's credit agreement.

          Except as otherwise disclosed in this Amendment, at the present time the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

          (a); (b) Peru II beneficially owns 70,877,517 shares of Common Stock, consisting of (i) 11,650,000 shares of Common Stock of which it is the owner of record, and (ii) 59,227,517 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 46.15% of the outstanding Common Stock (assuming the exercise of the Warrants and conversion of the Convertible Note). Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

          Peru I beneficially owns 16,666,667 shares of Common Stock, all of which are issuable upon conversion of the Convertible Note, representing in the aggregate approximately 10.85% of the outstanding Common Stock (assuming the exercise of the Warrants and conversion of the Convertible Note). Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

          Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of common stock beneficially owned by Peru I and Peru II. Asset Management, as Master Fund's investment adviser, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares. Asset Management and Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

          (c) In consideration for Master Fund entering into a Waiver and Agreement, dated October 29, 2007, by and among the Issuer, Pure Biofuels del Peru S.A.C., a 99.9% subsidiary of the Issuer, Palma Industrial S.A.C., a 99.9% subsidiary of the Issuer (together, the "Borrowers"), the subsidiaries of the Borrowers and Master Fund as Lender and Administrative Agent under a Loan Agreement dated September 12, 2007 related to the Waiver Agreement, on

October 29, 2007, November 5, 2007, November 12, 2007, November 19, 2007 and November 26, 2007, respectively, the Issuer issued to Peru II 250,000 shares, 100,000 shares, 100,000 shares, 100,000 shares and 100,000 shares of Common Stock, respectively.

          Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NO MATERIAL CHANGE FROM THE INITIAL STATEMENT

Item 7. Material to Be Filed as Exhibits

ITEM 7 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

1. Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7. Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007, is incorporated by reference to Exhibit 7 of the Initial Statement.

8. Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008.

9. Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2008


                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD PERU I LLC

                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President


                                       PLAINFIELD PERU II LLC

                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.